

Statement of Financial Condition

PEAK6 Capital Management LLC
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-50422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PEAK6 Capital Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W Jackson Blvd., Ste 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Ward	708-670-6154	jward@peak6.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 S Wacker Dr., Ste 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	PCAOB #49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Tom Simpson_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __PEAK6 Capital Management LLC_____, as of __12/31_____, 2 __022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
PHILIP B GRIGUS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01/31/2027

Notary Public

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

PEAK6 Capital Management LLC

Statement of Financial Condition

Year Ended December 31, 2022

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Members of PEAK6 Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 21, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	3,930,163
Securities owned		2,709,345,102
Interest and dividends receivable		2,200,068
Receivable from clearing brokers		1,380,322
Fixed Assets (net of accumulated depreciation of $7,018,740)		3,532,460
Other assets		1,325,775
Total assets	$	2,721,713,890

Liabilities and member's equity

Liabilities:

Securities sold, not yet purchased	$	2,232,217,510
Payable to clearing broker		89,731,603
Accrued compensation		62,852,759
Interest and dividends payable		2,317,502
Payable to parent		4,052,473
Accounts payable and other accrued liabilities		2,308,502
Total liabilities	$	2,393,480,349
Member's equity		328,233,541
Total liabilities and member's equity	$	2,721,713,890

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a majority-owned subsidiary of PEAK6 Group LLC (the Parent), with minority ownership by PEAK6 Investments LLC (Class B Parent), with the Parent being a wholly-owned subsidiary of the Class B Parent, trades proprietarily and operates as a market maker in equity options, providing liquidity to participants in the equity and equity derivatives markets. The Company, acting as principal, buys and sells equity securities and listed equity derivative financial instruments. The Company clears all transactions through registered clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange).

The Class B Parent holds both preferred and common ownership interest in the Company. Generally, when there are annual profits, the preferred rights receive the first annual profits, up to 4.7% of their beginning of year preferred capital balance and common rights receive 1% of annual profits in excess of beginning of year preferred capital balance. The Parent receives 99% of annual profits in excess of 4.7% of Class B Parent beginning of year preferred capital balance. When there are annual losses, Class B Parent common capital balance cannot go below zero. If Class B Parent common capital balance is zero, the Parent receives 100% allocation of losses. If Class B Parent common capital balance is greater than zero and receives 1% of their full common share of losses, the Parent receives an allocation of 99% of losses. If the Class B Parent common capital balance is greater than zero but cannot receive their full 1% of common shares of losses, the Parent will receive the remaining allocation of losses.

The Company clears the majority of its transactions through its primary clearing brokers, Goldman Sachs Execution and Clearing L.P. (GSEC) and Apex Clearing Corporation (APEX), an affiliate.

2. Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable. Securities owned and securities sold, not yet purchased are carried at fair value. See Note 3 for a description about how fair value is determined by the Company. Unrealized gains and losses are reflected in gains and losses on principal transactions on the statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From and Payable to Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures, cash, and margin balances are netted by the respective clearing brokers in receivable from and payable to clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on the clearing broker call rates. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased. The Company's trades are settled on a daily basis between the clearing brokers and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed by the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

As of December 31, 2022, amounts receivable from clearing brokers, consisting of cash, totals $1,380,322, and amounts payable to clearing brokers, consisting of cash $90,987,116 offset by futures open trade equity $1,255,513, totals $89,731,603. The Company clears certain of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company. The Company has a credit facility with GSEC with the purpose being to finance transactions of the Company.

Income Taxes

As a limited liability company which has elected to be treated as a partnership, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes. In accordance with the provision set forth in Accounting Standards Codification (ASC) 740, Income Taxes, management has reviewed the Company's tax positions for all open tax years, which

2. Significant Accounting Policies (continued)

includes 2019 through 2022, and concluded that, as of December 31, 2022, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses in the statement of income.

3. Financial Instruments

ASC 820, Fair Value Measurement, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities. For the Company, these consist of Equity securities and Exchange traded derivatives. Equity securities are valued based on quoted market prices in active markets. Exchange traded derivatives, such as futures, equity and index options, and options on futures are valued based on exchange settlement prices or NBBO.

- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. For the Company, these consist of Fixed Income securities. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data. Fixed Income securities are based on quoted market prices in active markets.

3. Financial Instruments (continued)

- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Equity securities	$ 1,826,756,351	$ 1,000,600	$ -	$ 1,827,756,951
Equity options	881,106,151	-	-	881,106,151
Fixed Income securities	-	482,000	-	482,000
Total	$ 2,707,862,502	$ 1,482,600	$ -	$ 2,709,345,102
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 1,158,703,777	$ -	$ -	$ 1,158,703,777
Equity options	1,073,513,733	-	-	1,073,513,733
Payable to Clearing Brokers				
Futures Open Trade Equity	(1,255,513)	-	-	(1,255,513)
Total	$ 2,230,961,997	$ -	$ -	$ 2,230,961,997

For the Year Ended December 31, 2022, the Company held no financial instruments classified within Level 3 and there were no transfers within fair value levels.

All other assets and liabilities on the balance sheet are held at fair value or carrying amounts that approximate fair value.

4. Related-Party Transactions

The Company and the Parent are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities.

- The Company pays the Parent for consulting services related to shared legal, accounting, management and human resources services.

- The Company pays an occupancy fee to the Parent for space used.

- The Company pays a benefit transfer fee to the Parent for employee medical benefits.

4. Related-Party Transactions (continued)

- At December 31, 2022, $4,052,473 of amounts payable to the Parent has been reported on the statement of financial condition. The Company generally settles payables to the Parent on a monthly basis.

The Company and an affiliate are parties to an intercompany service agreement for consulting services related to technology and trading activities, whereby the Company will pay 115% of the costs of the affiliate. There is no balance due to this affiliate at December 31, 2022.

The Company has an agreement with an affiliate whereby the Company has access to the affiliates software platform to place trades. The Company pays the affiliate a fee based on monthly trading volumes. At December 31, 2022, a payable of $48,863 is included in accounts payable and other accrued liabilities on the statement of financial condition.

5. Line of Credit Agreement

The Company has a credit agreement and revolving note with the Class B Parent for working capital management. On December 4, 2021, the second amended and restated credit agreement was amended to increase the maximum principal amount available to $50,000,000 and to extend the maturity date to December 3, 2022. The revolving credit note was also amended on December 4, 2021 to increase the principal amount available to $50,000,000. The second amended and restated credit agreement was last amended effective on December 3, 2022 to extend the maturity date to December 3, 2023. The amounts outstanding under the second amended and restated credit agreement and revolving note bear interest at an annual interest rate of Fed Funds plus 0.32%. As of December 31, 2022 there was no balance outstanding.

6. Employee Benefit Plan

The Parent sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code (IRC) covering all eligible employees of the Company. The Parent may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement and the IRC. The Parent charges the Company a rate per employee for inclusion in the Plan.

7. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate, or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option, whereas futures obligate the Company to deliver or take delivery of

7. Derivative Financial Instruments (continued)

certain financial instruments at the contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility. ASC 815, Derivatives and Hedging, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair value basis.

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the average number of contracts, categorized by primary risk exposure, and reflected on the statement of financial condition as of December 31, 2022:

Primary Risk Exposure	Classification in Statement of Financial Condition	Fair Value	Average Number of Contracts*
Assets			
Equity option contracts	Securities owned	$ 881,106,151	4,094,494
		$ 881,106,151	
Liabilities			
Equity option contracts	Securities sold, not yet purchased	$ 1,073,513,733	3,527,360
Equity futures contracts	Payable to clearing brokers	(1,255,513)	904
		$ 1,072,258,220	

Average number of contracts is calculated by averaging the amount of contracts held at the end of each month

Offsetting of Derivative Assets and Liabilities

In the ordinary course of business, the Company has entered into transactions subject to enforceable master netting agreements or other similar agreements. Generally, the right of setoff in those agreements allows the Company to setoff any exposure to a specific counterparty in the event of default based on the terms of the agreements. Generally, the Company manages the cash and securities on a counterparty basis. The following table provides disclosure regarding the potential effect of offsetting of recognized derivative assets and liabilities presented in the statement of financial condition as of December 31, 2022, as well as those balances subject to a master netting agreement had the Company elected to offset:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amounts
				Offsetting Derivative Positions	Collateral Posted	
Payable to clearing brokers:						
Equity Futures	$ 1,255,513	$ -	$ 1,255,513	$ -	$ 1,255,513	$ -

7. Derivative Financial Instruments (continued)

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatility or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. The Company clears its trades through GSEC and APEX. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of the clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2022, the maximum payouts for these contracts are unknown. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts, as of December 31, 2022, are included in securities sold, not yet purchased in the statement of financial condition.

8. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

9. Net Capital Requirements

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is required to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2022, the Company had net capital of $254,102,600, which was $253,544,886 in excess of its required net capital of $557,714. At December 31, 2022, its percentage of aggregate indebtedness to net capital was 3.29%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. On February 2, 2023, $100,000,000 was withdrawn from the Company, $98,572,893 to the Parent and $1,427,107 to the Class B Parent. The SEC and FINRA were both given advance notice of this transaction.